EXHIBIT 16.1

December 13, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated December 10, 2019, of Aprea Therapeutics, Inc. and are in agreement with the statements contained in Item 4.01 Changes in Registrant’s Certifying Accountant Section (a) on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the material weakness in internal control over financial reporting attributable to the lack of sufficient skilled employees with U.S. GAAP and SEC reporting knowledge and experience for the purposes of timely and reliable financial reporting, included in Section(a) on page 2 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audits of the registrant's 2017 and 2018 financial statements.

/s/ Ernst & Young AB

Stockholm, Sweden